[redacted]

SECI 09040196 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 E. Valley Blvd., Suite 208
(No. and Street)

Alhambra,	CA	91801-5069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yin Yi Chen 626-281-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles,	CA	90027
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Yin Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JING WEN TAN
COMM. #1827153
Notary Public - California
Los Angeles County
My Comm. Expires Dec. 16, 2012

X ______________________
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23th day of February, 2009 by YINYI TOMMY CHEN,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]

Signature

(Notary seal)

JING WEN TAN
COMM. #1827153
Notary Public - California
Los Angeles County
My Comm. Expires Dec. 16, 2012

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

OATH OR AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date 12/31/08

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

FORTUNE SECURITIES, INC.
388 E. VALLEY BLVD., SUITE 208
ALHAMBRA, CALIFORNIA 91801

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have audited the accompanying statement of financial condition of Fortune Securities, Inc., and related statements of income, cash flows, and changes in stockholders' equity as of December 31, 2008. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Fortune Securities, Inc. and the results of operations, cash flows and stockholders' equity as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 26, 2009

FORTUNE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash		$ 15,557
Clearing broker deposit		25,000
Commissions receivable		28,727
Commissions receivable - non allowable		0
Furniture and equipment, at cost, net of accumulated depreciation of $74,072		10,097
Leasehold improvements, net of accumulated amortization of $56,901		18,342
Deposits		4,599
TOTAL ASSETS		$ 102,322

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 9,739
Commissions payable		42,944
TOTAL LIABILITIES		52,683
STOCKHOLDERS' EQUITY		
Common stock, $.00 par value, 10,000,000 shares authorized; 6,605,274 shares outstanding	$ 0	
Paid-in capital	398,000	
Retained earnings	(348,361)	49,639
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 102,322

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 454,844
Other income	1,084,321
Interest	25,176
TOTAL REVENUES	1,564,341
DIRECT COSTS	
Commission expense	1,309,824
Ticket clearance charges	20,768
Quotes & research	5,362
TOTAL DIRECT COSTS	1,335,954
GROSS PROFITS	228,387
OPERATING EXPENSES - see page 8	286,054
INCOME (LOSS) BEFORE TAX PROVISION	(57,667)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (58,467)

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2008

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	6,605,274	$ 0	$ 372,000	$ (289,894)	$ 82,106
Capital contributed			26,000		26,000
Net Income (Loss)				(58,467)	(58,467)
Balance, December 31, 2008	6,605,274	$ 0	$ 398,000	$ (348,361)	$ 49,639

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net loss	$	(58,467)
Depreciation		16,988
Changes in operating assets and liabilities:		
Clearing broker deposit		10,505
Commissions receivable		74,626
Commissions receivable non allowable		9,220
Accounts payable and accrued expenses		4,758
Commissions payable		(144,366)
Net cash used by operating activities		(86,736)
Cash Flows from Investing Activities:		
Addition of furniture and equipment		(10,545)
Cash flow for Investing Activities		(10,545)
Cash Flows from Financing Activities:		
Paid in capital		26,000
Total Cash Flows from Financing Activities		26,000
Net decrease in cash		(71,281)
Cash at beginning of year		86,838
Cash at December 31, 2008	$	15,557
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Fortune Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Alhambra, California. The Company operates pursuant to the (K)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in California on November 20, 1995 and became a member of the NASD on May 7, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Furniture and equipment are stated at cost and are depreciated over estimated useful lives. Security transactions are recorded on the basis of settlement data.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2008 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 10.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

NOTE 5 - INCOME TAXES

The Company files its corporate income tax returns on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Los Angeles under a short-term agreement. The annual rental commitment for the year ending December 31, 2008 is $62,105.

NOTE 7 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

NOTE 10 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

FORTUNE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	49,639
Commissions receivable - non allowable portion		0
Furniture and equipment, net of accumulated depreciation		(10,097)
Leasehold improvement, net of accumulated amortization		(18,342)
Deposits		(4,599)
NET CAPITAL	$	16,601
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	3,514
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	11,601
Excess net capital at 1000% (net capital less 10% of		
	$	11,333
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	52,683
Percentage of aggregate indebtedness to net capital		317.35%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	25,499
VARIANCE		
Accrued state taxes		(800)
Accrue accounts payable		(8,099)
Rounding		1
NET CAPITAL PER AUDIT	$	16,601

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
OPERATING EXPENSES
DECEMBER 31, 2008

OPERATING EXPENSES

Advertising	$	5,140
Charitable contributions		1,340
Depreciation and amortization		16,988
Fees		3,360
Insurance		4,530
Office expenses		8,685
Professional fees		42,052
Rent		62,105
Taxes and licenses		2,844
Telephone		7,127
Temporary help		34,087
Travel		85,710
All other expenses		12,086
TOTAL OPERATING EXPENSES	$	286,054

See accompanying notes to financial statements

PART II

FORTUNE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Fortune Securities, Inc
Alhambra, California

In planning and performing my audit of the financial statements and supplemental schedules of Fortune Securities, Inc. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Fortune Securities, Inc.

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 26, 2009